SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049567 10 0

(CUSIP Number)

Thomas W. Reddoch, Chief Executive Officer

Atmospheric Glow Technologies, Inc.

924 Corridor Park Blvd.

Knoxville, Tennessee 37932-3723

(865) 777-3776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 049567 10 0

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sherry Len Turner N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)or 2(e)	☐
(6)	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 7,771,105 (8) Shared Voting Power 10,363,992[1] (9) Sole Dispositive Power 7,771,105 (10) Shared Dispositive Power 10,363,992[1]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,135,097
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).	☐
(13)	Percent of Class Represented by Amount in Row (11) 8.2%
(14)	Type of Reporting Person (See Instructions) IN

[1]	These shares with respect to which Ms. Turner shares voting and dispositive power include 9,863,992 shares which are owned by her husband, Michael A. Atkins, and 500,000 shares held by R&R Family Trust of which Ms. Turner and her husband are trustees.

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Item 1. Security and Issuer.

Common Shares

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

924 Corridor Park Blvd.

Knoxville, Tennessee 37932

Item 2. Identity and Background.

(a) Name: Sherry Len Turner

(b) Residence Address:	2001 Sand Street
Kingsport, Tennessee 37660

(c) Principal Occupation and Enterprise:	retired

(d)	Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e)	Securities Proceedings: No judgment, decree or final order in the last five years enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: U.S.

Item 3. Source and Amount of Funds or Other Consideration.

Sherry Len Turner previously owned 363,572 Common Shares of Atmospheric Glow Technologies, Inc. (“AGT”) which she had purchased with her personal funds. In addition, as of February 29, 2004, Ms. Turner received 6,069,545 Common Shares from AGT in satisfaction of $620,979 of debt owed her by AGT. Ms. Turner together with Mr. Atkins also received 500,000 Common Shares effective February 29, 2004 in satisfaction of $35,000 in debt which they placed in the R&R Family Trust of which they are the trustees. Ms. Turner shares voting and dispositive power over these shares as a trustee of the trust.

Over the last several years, Ms. Turner’s husband, Michael A. Atkins loaned funds to, and assumed certain debts of AGT. The funds loaned were Mr. Atkins’ personal funds. As of February 29, 2004, Mr. Atkins received 9,836,177 Common Shares from AGT in satisfaction of $912,728 of these debts. Prior to these purchases, he owned 27,815 shares which he purchased with his personal funds. Ms. Turner shares voting and dispositive poser over these shares by reason of her relationship with Mr. Atkins.

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Effective July 27, 2004, in connection with the distribution in liquidation of AMBG Holdings, LLC, Ms. Turner received 562,500 Common Shares of AGT and, in connection with the distribution in liquidation of TLC Rental and Leasing, LLC, Ms. Turner received 775,488 Common Shares of AGT.

Item 4. Purpose of Transaction.

Ms. Turner has acquired the AGT shares she owns for investment purposes (as has her husband, Michael A. Atkins, and the R&R Family Trust).

Item 5. Interest in Securities of the Issuer.

The amount of shares beneficially owned by the undersigned on the date hereof is as follows:

	Aggregate Number	Percent of Class
(a) Beneficially Owned	18,135,097	8.2%

(b) Sole Voting Power	7,771,105	3.5%
Shared Voting Power	10,363,992	4.7%
Sole Dispositive Power	7,771,105	3.5%
Shared Dispositive Power	10,363,992	4.7%

(c)	Effective February 29, 2004, Ms. Turner received 424,278 Common Shares of AGT in satisfaction of $29,699.46 in debt owed to her by AGT at a rate of $0.07 per share. Effective that same date, Ms. Turner also received 5,645,267 Common Shares of AGT in satisfaction of $620,979.37 in debt owed to her at a rate of $0.11 per share.

Effective February 29, 2004, Mr. Atkins, Ms. Turner’s husband, received 4,231,296 Common Shares of AGT in satisfaction of $296,190.72 in debt owed to him by AGT at a rate of $0.07 per share. Effective that same date, Mr. Atkins also received 5,604,881 Common Shares of AGT in satisfaction of $616,536.91 in debt owed to him by AGT at a rate of $0.11 per share.

Effective February 29, 2004, Ms. Turner and Mr. Atkins, as trustees of the R&R Family Trust, received 500,000 Common Shares of AGT in satisfaction of $35,000 in debt owed them at a rate of $0.07 per share.

Effective July 27, 2004, Ms. Turner received 562,500 Common Shares of AGT in a distribution in liquidation of AMBG Holdings, LLC which had received the shares in connection with a sale of its assets in 2001. Also effective July 27, 2004, Ms. Turner received 775,488 Common Shares of AGT in a distribution in liquidation of TLC Rental and Leasing, LLC which had received the shares in connection with a sale of its assets in 2001.

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(d)	None, other than Ms. Turner’s husband as described above.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2004	/s/ Sherry Len Turner
Sherry Len Turner

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